

July 10, 2015

Via E-mail
Mr. C. Edward Chaplin
Chief Financial Officer
MBIA Inc.
1 Manhattanville Road
Suite 301
Purchase, New York 10577

> **Re:** **MBIA Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **Form 10-Q for the Quarterly Period Ended March 31, 2015**
> **Filed May 11, 2015**
> **File No. 1-09583**

Dear Mr. Chaplin:

We have reviewed your filings and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Form 10-Q for the Quarterly Period Ended March 31, 2015
Notes to Consolidated Financial Statements
Note 7: Investments
Impaired Investments, page 40

1. Please refer to the table on page 41 that presents the fair value and gross unrealized loss by credit rating category of ABS, MBS and corporate obligations included in the Company's consolidated AFS investment portfolio as of March 31, 2015 for which fair value was less than amortized cost. The "Not Rated" column shows an unrealized loss of $100 million related to $10 million in fair value of corporate obligations. These obligations appear to have been in a loss position for more than 12 months. Please provide us the following by security for these obligations as of March 31, 2015:

- Cost;
- Fair value;
- Unrealized loss;
- The reporting period when it first became impaired; and
- An analysis demonstrating to us why the unrealized loss does not include credit losses for which OTTI should have been recorded.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant